# UNITED STATES OF AMERICA
## BEFORE THE
## SECURITIES AND EXCHANGE COMMISSION

September 16, 2024

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In the Matter of

| | |
|---|---|
| **Sichuan Wanma Benteng Technology Co., Ltd.**<br>**No. 418, 4th Floor**<br>**Unit 1, Building 2**<br>**No. 978, Section 1, Riyue Avenue**<br>**Qingyang District**<br>**Chengdu, Sichuan, China** | **ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED** |

File No: 333-275383

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Sichuan Wanma Benteng Technology Co., Ltd. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Sichuan Wanma Benteng Technology Co., Ltd. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on September 16, 2024.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.


Mary Beth Breslin
Office Chief